[Deutsche Bank Letterhead]

September 12, 2013

VIA EDGAR AND

VIA EMAIL

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ROI Acquisition Corp. II

Registration Statement on Form S-1

Filed August 19, as amended

File No. 333-190721

Dear Mr. Spirgel:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of ROI Acquisition Corp. II that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on Monday, September 16, 2013, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that between September 10, 2013 and the date hereof, 350 copies of the Preliminary Prospectus dated September 9, 2013 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours, DEUTSCHE BANK SECURITIES INC. As Representative of the several Underwriters

By: Deutsche Bank Securities Inc.

By:	/s/ Michael Tormey
Name: Michael Tormey
Title: Director

By:	/s/ Francis M. Windels
Name: Francis M. Windels
Title: Managing Director